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Exhibit 99.11

    News Release
February 18, 2000

Trading Symbols:
TRBD (EASDAQ)

Turbodyne Updates On The Sale Of Its Light Metals Division

    Carpinteria, CA1February 18, 2000—Turbodyne Technologies, Inc. (EASDAQ: TRBD) announces the following update on the bankruptcy sale of substantially all of the assets of its subsidiaries, Pacific Baja Light Metals Corporation, Baja Pacific Light Metals, Inc. and Optima Wheel, Inc. (the "Debtors").

    On December 14, 1999, the Bankruptcy Court entered an order authorizing the sale of substantially all of the assets of the Debtors to an assignee of Hawthorne Partners (the "Buyer") for a combination of cash and other consideration totalling approximately $14.4 million. Wells Fargo Bank, which had a financing agreement with the Debtors, had earlier announced that it would discontinue the financing by December 31, 1999, if no sale was forthcoming. The Debtors had advised the Court that no other source of financing was available to the Debtors. In addition, certain of the Debtors' most significant customers had announced that they would withdraw their business if a sale of assets was not consummated by December 31, 1999. Based on the foregoing and the absence of any other bona fide offers, the Bankruptcy Court accepted the Buyer's offer and approved the sale.

    The purchase price of up to $14.4 million included the assumption of certain liabilities of the Debtors and a cash payment to Wells Fargo Bank. Wells Fargo Bank received $7.9 million towards monies that it was owed and waived approximately $900,000.00 of its claim. The amount waived will go toward the monies available for the unsecured creditors of the Debtors. In addition, one supplier waived a $1.2 million claim for post-petition raw material advances.

    Under the Bankruptcy Court approved sale, the Debtors are responsible for all amounts currently due under leases which are being assumed by and assigned to the Buyer. In addition, one real estate lease was rejected by the Buyer and retained by the Debtors. This real estate lease leaves Turbodyne as a guarantor on the lease, and responsible for lease payments of approximately $19,500.00 per month until May 31, 2009. Turbodyne is attempting to reduce these ongoing lease obligations by seeking a sublessee.

    While most of the equipment leases of the Debtors have been assumed by the Buyer and, accordingly, the Debtors and Turbodyne, as guarantor, are no longer obligated thereon, certain of the leases have not yet been assumed or have been rejected by the Buyer and their ultimate resolution remains with the Court. Turbodyne currently is not able to determine the amount of liability, if any, that it will have with respect to these equipment leases. In addition, there is a claim against Turbodyne for $1.8 million from a former vendor of the Debtors who alleges that Turbodyne is a guarantor on this debt.

    Turbodyne Technologies, Inc., a California based high technology company, specializes in the development of performance enhancement, fuel economy and pollution control products for internal combustion engines. Turbodyne Technologies, Inc.'s headquarters is located in Carpinteria, CA; the European business location is Frankfurt, Germany.

Contacts:

Corporate Communications, Peter Weichselbraun (800) 566-1130
VP Group Finance—Investor Relations, Ken Fitzpatrick (800) 566-1130
European Business Development, Markus Kumbrink 69-975-44-665

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Turbodyne Updates On The Sale Of Its Light Metals Division